UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69453

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _04/01/2023_ XXXXXXXX 4/1/22 AND ENDING _XXXXXXX 3/31/23_ 03/31/2024

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _W Campion Capital, LLC_

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3401 N Miami Avenue, Suite 230

(No. and Street)

Miami	FL	33127
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicholas Rawdon-Jones	786-599-6699	nick@campioncapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N, Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)
12/21/2010		5376	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Nicholas Rawdon-Jones, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of W Campion Capital, LLC, as of ~~March 31~~ xxxxxxxxxxx 28th June 2024, ~~2023~~ xxxxx, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Nicholas Rawdon-Jones

Title: President

Vendayla Monice Jubilee McNeil

Notary Public State of Texas 10/12/2025 County of Harris

Vendayla Monice Jubilee McNeil
ID NUMBER 13338700-2
COMMISSION EXPIRES October 12, 2025

Sworn to and subscribed before me on 06/28/2024 by Nicholas Rawdon-Jones.

Electronically signed and notarized online using the Proof platform.

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

W CAMPION CAPITAL LLC

**STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

MARCH 31, 2024

W CAMPION CAPITAL LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
W Campion Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of W Campion Capital LLC (the "Company") as of March 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of W Campion Capital LLC as of March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as W Campion Capital LLC's auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
June 21, 2024

W CAMPION CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2024

<u>ASSETS</u>

ASSETS

Current Assets

Cash	$	117,712
Fees receivable		188,737
Deferred tax asset		97,330
Prepaid income taxes		17,391
Other assets		29,088
TOTAL ASSETS	$	450,258

<u>LIABILITIES AND MEMBER'S EQUITY</u>

LIABILITIES

Accounts payable and accrued expenses	$	29,573
TOTAL LIABILITIES		29,573
MEMBER'S EQUITY		420,685
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	450,258

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

W Campion Capital LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in February 2014, under the laws of the State of Delaware. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on October 30, 2014.

W Campion Capital LLC is a single member LLC, wholly owned by Campion Capital Ltd. (the "Sole Member") based in London, United Kingdom. The Company is a placement agent for private alternative investment funds on a best efforts basis. It operates out of two offices, a main office in Miami, Florida and a separate non-registered branch in London, United Kingdom.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records fees as a percentage of the fund management fees paid by the fund manager on a quarterly basis. At March 31, 2024, there were no advances to the Company. Fees receivable at March 31, 2024 were $188,737. In the opinion of management, at March 31, 2024, all fees receivable were considered collectible and no allowance was necessary.

Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance of credit allowances. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on information about past events, current conditions, and reasonable and supportable forecasts. In the opinion of management at March 31, 2024 all accounts receivable were considered collectible and no allowance for credit losses was necessary.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

On March 31, 2024, the Company had federal and state net operating loss carryforwards of $946,028 and $28,382, respectively. During 2023, the Company ceased operations in the state of North Carolina. With the office closure, the net operating loss with respect to North Carolina has been eliminated. The remaining state net operating loss carryforward relates to Florida. If not utilized, these carryforward losses will expire in various amounts for federal and state tax purposes beginning in 2024. Federal net operating losses generated after December 31, 2017 do not expire, and can be carried forward indefinitely. As of March 31, 2024, federal net operating losses generated after December 31, 2017 were $693,064.

The Company currently files U.S., North Carolina and Florida state income tax with statutes of limitations expiring in 2024. The filing in North Carolina will be the final year.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted which included a number of significant tax provisions applicable to business. One of these tax provisions include several changes to the net operating loss ("NOL") rules. The CARES Act grants taxpayers a five-year carryback period for NOLs arising in tax years beginning after December 31, 2017 and before January 1, 2021 (calendar years 2018, 2019, and 2020). Since the enactment of the Tax Cuts and Jobs Act of 2017 ("TCJA"), NOLs generally could not be carried back but could be carried forward indefinitely. Further, the TCJA limited NOL absorption to the 80% of taxable income The CARES Act temporarily removed the 80% limitation, reinstating it for tax years beginning after 2020. The Company is not expected to carryback its NOLs because it has historically been in a loss position.

The provision for income taxes consisted of the following for the year ended March 31, 2024:

Current		
Federal	$	-
State		12,174
Total		12,174
Deferred		
Federal		(12,626)
State		(2,453)
Valuation Allowance		-
Total		(15,079)
Income Tax Benefit	$	(2,905)

Note 2 -   Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Deferred income taxes consisted of the following at March 31, 2024:

Net operating losses	$	91,493
Charitable contributions		46
Intangible assets		5,791
Deferred Tax Assets Before Valuation Allowance	$	97,330
Valuation Allowance		-
Net Deferred Tax Asset	$	97,330

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 -   Concentrations

The Company maintains cash balances in one financial institution, which at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

During the year ended March 31, 2024, there were four customers, including a related party, that represented 82% of total revenues and 91% of fees receivable at March 31, 2024.

Note 4 -   Related Party

The firm is a member of Campion Group, the management of which is overseen by its four shareholders, three of whom are employees of the sole member and one is an employee of the Company. During the year ended March 31, 2024, the Company earned $228,600 of revenue from this group (see note 7 – Revenue form Contracts with Customers), none of this revenue was due from Campion Capital at March 31, 2024.

Note 5 - <u>Leases</u>

In February 2016, the FASB issued ASU 842, Leases, which requires lessees to recognize most leases on their balance sheets as a right-of-use (ROU) asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective April 1, 2019 using the cumulative-effect adjustment transition method, which applies to the provisions of the standard at the effective date without adjusting the comparative periods presented. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use assets and liabilities for leases with a term of 12 months or less.

In February 2021, the Company signed a lease for property in Raleigh, NC at a monthly base fee of $2,210. The lease commenced on January 1, 2022. The term of the lease was 126 months. The monthly lease payments were $2,125 and increased by 2.5% every year. The discount rate implicit in this lease was 4%. On June 14, 2023, the Company paid $18,000 to terminate this lease. Lease expense recorded as a result of this lease for the year ended March 31, 2024 was $5,554.

In June 2022, the Company signed a lease for office space in Miami, FL at a monthly base fee of $2,210. The lease term was twelve months, beginning on August 1, 2022 and ending July 31, 2023. The Company originally renewed this lease for an additional 12 months, beginning August 1, 2023 and ending July 31, 2024. Lease expense recorded as a result of this lease for the year ended March 31, 2024 was $27,030. Effective May 1, 2024, this agreement was terminated, and a new lease was entered into for 12 months for a larger office space in Miami, FL at a monthly base fee of $3,849.

Note 6 - <u>Revenue from Contracts with Customers</u>

Revenues from contracts with customers includes fund management fees. The performance obligation for fund management fees is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fund management fees are received quarterly and recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Revenues from contracts with customers also includes transfer pricing revenue from the matching of managers with institutional investors ("investors") for the management of the investor's funds. These revenues are earned by Campion Group throughout the year. The Company's portion of these revenues is determined at year end based on the profit split method which divides profits based on the relative value of the functions performed by each of the related parties involved in the transactions. This methodology was applied for the purpose of establishing transfer prices that are reasonable and in accordance with the arm's length standard.

Note 7 - <u>Commitments and Contingencies</u>

The Company has no other commitments, no contingent liabilities and had not been named as defendant in any lawsuit at March 31, 2024.

Note 8 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At March 31, 2024, the Company had net capital of $88,139, which exceeded its requirement of $5,000 by $83,139.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2024, this ratio was 0.34 to 1.

Note 9 - <u>Subsequent Events</u>

Subsequent events have been evaluated through the date the financial statements were available to be issued and no events have been identified which require disclosure.